Willkie Farr & Gallagher llp
787 Seventh Avenue
New York, NY 10019-6099

January 18, 2012

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
   Attn: Mr. Michael McTiernan
             Assistant Director

Re:	Emerging CTA Portfolio L.P. (the “Partnership”) Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) Filed on March 31, 2011 File No. 000-53211
Ladies and Gentlemen:

On behalf of the firm’s client, Ceres Managed Futures LLC, the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated December 16, 2011 (the “Letter”) to Brian Centner, Chief Financial Officer of the General Partner.  The following responses are numbered to correspond to the numbering of the Letter.  For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 8

1.	In future Exchange Act periodic reports please disclose any significant intra-year changes in the amounts allocated to a particular fund.

The General Partner allocates assets of the Partnership to its trading advisors.  The trading advisors trade the Partnership’s assets either directly, through managed accounts in the name of the Partnership, or indirectly, through managed accounts in the name of the master funds.  Item 7 of the Form 10-K states the amount allocated to each advisor as of December 31, 2010.  In addition, each of the Partnership’s Form 10-K and Quarterly Reports on Form 10-Q state that the General Partner may modify or terminate the allocation of assets among trading advisors at any time and may allocate assets to additional advisors at any time.

Mr. Michael McTiernan
January 18, 2012

The General Partner has determined to include in future Exchange Act periodic reports, as appropriate, a table similar to the below table which will indicate any changes in the amounts allocated to the advisors as of the last day of the period covered by the report compared to the last day of the prior quarter.

Advisor	Allocation as of 12/31/2010	Allocation as of 9/30/2010
Altis Partners (Jersey) Limited	9%	13%
Sasco Energy Partners LLC	10%	14%
Waypoint Capital Management LLC	12%	15%
PGR Capital LLP	8%	7%
Blackwater Capital Management LLC	11%	6%

*  *  *  *

A copy of the Partnership’s “Tandy” letter is included with the filing.  Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8509.

Very truly yours,

/s/ Lisa J. Eskenazi

Lisa J. Eskenazi

cc:	Brian Centner
Todd Hand
Rita M. Molesworth
Gabriel Acri

Ceres Managed Futures LLC
522 Fifth Avenue – 14th Floor
New York, New York 10036

January 18, 2012

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
   Attn: Mr. Michael McTiernan
             Assistant Director

Re:	Emerging CTA Portfolio L.P. (the “Partnership”) Form 10-K for the year ended December 31, 2010 Filed on March 31, 2011 File No. 000-53211
Ladies and Gentlemen:

Pursuant to your comment letter dated December 16, 2011, the Partnership acknowledges that:

•	the adequacy and accuracy of the disclosure in its 2010 Form 10-K are the responsibility of the Partnership;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership’s 2010 Form 10-K; and

•	the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*  *  *  *

Please feel free to call the undersigned at 212-296-1290 with any questions.

Very truly yours,

    /s/ Brian Centner

Brian Centner

Chief Financial Officer

cc:	Rita M. Molesworth
Todd Hand
Lisa J. Eskenazi
Gabriel Acri